May 1, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Robert Augustin / Ms. Katherine Bagley

Re:	NewGenIvf Group Ltd
Registration Statement on Form F-1 Filed March 7, 2025
File No. 333-285629

Dear Mr. Augustin and Ms. Bagley:

On behalf of NewGenIvf Group Ltd (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 25, 2025 with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form F-1 (the “F-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

Compensation, page 58

1. Please revise your registration statement to include executive compensation disclosure for the fiscal year ended December 31, 2024, your last completed fiscal year. Refer to Item 6.B. of Form 20-F.

Response: We have revised the F-1/A in accordance with the Staff’s comment. Please see the disclosure on page 55 of the F-1/A for further information.

White Lion Transaction, page 92

2. We note your disclosure that "[t]he price to be paid by White Lion for any shares that the Company requires White Lion to purchase will depend on the type of purchase notice that the Company delivers, as specified in the White Lion Purchase Agreement." Please disclose the full discounted price, or formula for determining it, at which the investor will receive the shares. See Securities Act Sections Compliance and Disclosure Interpretations Question 139.13, available on our public website.

Response: We have revised the F-1/A in accordance with the Staff’s comment. Please see the disclosure on pages 8 and 83 of the F-1/A for further information.

General

3. We note your disclosure on pages 8 and II-5 that, On January 21, 2025, the Company entered into a Purchase Agreement with Genetics & IVF Institute, Inc. to purchase the Membership Interest of MicroSort Lab Services, LLC, and that the MicroSort acquisition closed on February 28, 2025. Please provide us with your significance assessment for the business acquired and your analysis of whether you are required to file financial statements and pro forma financial information required by Rule 8-04 and Article 11 of Regulation S-X.

Response: The Company evaluated the acquisition of MicroSort Lab Services, LLC (“MicroSort”) in accordance with Rule 8-04 of Regulation S-X which references Rule 3-05 of Regulation S-X (“Rule 3-05”). Pursuant to Rule 3-05, a public company acquiror should disclose audited financial statements and/or unaudited interim financial statements for the most recent period before the acquisition and the corresponding unaudited interim statements for the same period in the prior year of an acquired business depending on certain quantitative tests that measure the significance of the transaction to the acquiror. Audited or unaudited interim predecessor financial statements may be required when any of the Asset Test, Income Test, and Investment Test pursuant to Rule 1-02 of Regulation S-X results in a significance level above 20%. Additionally, according to Article 11 of Regulation S-X (“Article 11”), an acquiror may be required to furnish pro-forma historical financial statements that give effect to the acquisition as if it occurred at a prior date for the same periods for which predecessor financial statements are required.

However, the Company believes that it only acquired MicroSort’s intellectual properties instead of a business as defined under Rule 11-01(d) of Regulation S-X. Acquired assets, such as intellectual properties, that do not meet the SEC’s definition of a business are not subject to the reporting requirements of Rule 3-05 or Article 11. Under Rule 11-01(d), the general principle for identifying a business is that there must be continuity of the revenue-producing activity before and after the transaction, and the pre-acquisition financial information about the acquired business is therefore material to an understanding of the registrant’s operations after the transaction. MicroSort does not meet the definition of a business under Rule 11-01(d) as MicroSort was incorporated by Genetics & IVF Institute, Inc. in January 2025 to hold all of the trademarks associated with MicroSort technology, and the existing licensing contracts relating to MicroSort technology, which were then sold to the Company. MicroSort does not have any revenue producing activities and no historical financials existed for MicroSort before 2025. Therefore, the Company does not believe that (i) separate audited financial statements would be required under Rule 3-05 and (ii) pro forma financial information under Article 11 would be required for the MicroSort transaction.

In making this filing, the Company has omitted the consent letter from each of WWC, P.C. and J&S Associate PLT. The Company intends to include such consent letters in a subsequent filing with the SEC, in any case no later than the effectiveness of this Form F-1.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Yours sincerely,

/s/ Steve Lin
Steve Lin

cc.	Mr. Wing Fung Alfred Siu, Chief Executive Officer, NewGenIvf Group Ltd
Ho Fai Chung, Chief Financial Officer, NewGenIvf Group Ltd

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